SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) Or 13(e)(1)
                     of The Securities Exchange Act of 1934

                                 AMENDMENT NO. 1

                    OLD MUTUAL EMERGING MANAGERS FUND, L.L.C.
                                (Name of Issuer)

                    OLD MUTUAL EMERGING MANAGERS FUND, L.L.C.
                      (Name of Person(s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)


                                       N/A
                      (CUSIP Number of Class of Securities)

                                  Ross Weissman
                             Larch Lane Advisors LLC
                          800 Westchester Avenue, S-618
                               Rye Brook, NY 10573
                                 (888) 266-2200

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
              and Communications on Behalf of the Person(s) Filing
                                   Statement)

                                 With a copy to:
                               George Silfen, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2131

                               September 29, 2008
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE


-------------------------------------------------------------------------------
Transaction Valuation:     $2,500,000.00 (a)Amount of Filing Fee: $98.25 (b)
-------------------------------------------------------------------------------

(a) Calculated as the aggregate maximum purchase price for Interests.

(b) Calculated at $39.30 per $1,000,000 of Transaction Valuation.

/x/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid: $51.09
         Form or Registration No.: Schedule TO, Registration No. 005-83153 Filing Party: Old Mutual Emerging Managers Fund, L.L.C.
         Date Filed: September 29, 2008

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ /      third-party tender offer subject to Rule 14d-1.

/x/      issuer tender offer subject to Rule 13e-4.

/ /      going-private transaction subject to Rule 13e-3.

/ /      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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


          This Amendment No. 1 relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on September 29, 2008 by Old Mutual Emerging Managers Fund, L.L.C. (the "Company") in connection with an offer (the "Offer") by the Company to purchase up to $1,300,000 of interests in the Company ("Interests") on the terms and subject to the conditions set forth in the Notice of Offer to Purchase and the related Letter of Transmittal. Copies of the Notice of Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement.

          This Amendment No. 1 to the Statement is being filed to report the following information pursuant to Rule 13e-4(c)(3) (capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase):

          The Offer amount is being increased to an aggregate of $2,500,000 of Interests, on the same terms and subject to the same conditions set forth in the Notice of Offer to Purchase and the related Letter of Transmittal, except that the expiration date of the Offer is extended until 12:00 midnight, Eastern Time, on Monday, November 3, 2008, in accordance with Rule 13e-4(f)(1)(ii). The Offer is also being amended to provide members in the Company with notice of the Company's intention to elect to be taxed as a corporation and seek to qualify as a "regulated investment company" under Subchapter M of the U.S. Internal Revenue Code of 1986, as amended.

          The information contained in the Supplement to Notice of Offer to Purchase dated October 21, 2008, attached as Appendix A hereto, will be distributed to investors in the Company contemporaneously with the filing of this Amendment.

                                    SIGNATURE


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                OLD MUTUAL EMERGING MANAGERS
                                                FUND, L.L.C.



                                                 By:/s/ Ross Weissman
                                                    ---------------------------
                                                    Name:   Ross Weissman
                                                    Chief Financial Officer

October 21, 2008

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


                                                                 Appendix A

                    OLD MUTUAL EMERGING MANAGERS FUND, L.L.C.
                          800 WESTCHESTER AVENUE, S-618
                            RYE BROOK, NEW YORK 10573

                    SUPPLEMENT TO NOTICE OF OFFER TO PURCHASE
                             DATED OCTOBER 21, 2008

To the Members of Old Mutual Emerging Managers Fund, L.L.C.:

          This Supplement relates to the Notice of Offer to Purchase originally mailed to you on September 29, 2008 in connection with the offer (the "Offer") by Old Mutual Emerging Managers Fund, L.L.C. (the "Company") to repurchase interests in the Company ("Interests") on the terms and subject to the conditions set forth in the Notice of Offer to Purchase and the related Letter of Transmittal.

          The Company is pleased to report that the Company's Board of Managers has authorized the Company to elect to be taxed as a corporation and to seek to qualify as a "regulated investment company" under Subchapter M of the U.S. Internal Revenue Code of 1986, as amended. The Company expects to elect to be treated as a corporation for Federal tax purposes, as of January 1, 2009. The Company also expects to modify its tax filings so as to qualify for tax treatment substantially similar to that of many other publicly offered mutual funds, rather than as a partnership for Federal tax purposes. This change will allow for simplified tax reporting to members of the Company ("Members") on IRS Form 1099 instead of the current Schedule K-1 (and, given the January 31 mailing requirement for Form 1099, will result in earlier tax reporting to Members than that currently provided for). This will enable tax-exempt U.S. investors not to incur unrelated business taxable income with respect to an investment in the Company, provided they do not borrow to acquire the investment. This Supplement is intended to provide you with notice of this change (including related changes to the Company's Limited Liability Company Agreement) and describe the change. No material changes in the investment program or day-to-day management of the Company are contemplated in connection with the new tax treatment.

          In order to provide you with an opportunity to withdraw from the Company as a Member should you consider the new tax treatment to be unsuitable to your circumstances, the Company has decided to extend the Offer until 12:00 midnight, Eastern Time, on Monday, November 3, 2008, and increase the amount of Interests the Company is offering to purchase from $1.3 million to an aggregate of $2.5 million. Kindly note that there are not expected to be further repurchase offers until March 31, 2009. All of the other terms of the original Offer remain unchanged.

                        FURTHER INFORMATION REGARDING THE
                         PLANNED CHANGE IN TAX TREATMENT

          The planned change in tax treatment will not affect the value of your Interest. The Company's new tax treatment will, however, require that its current "capital account" structure (in which net increases and decreases in the net value of the Company's assets are allocated to a particular Member's individual capital account on a generally pro rata basis) be replaced by a structure in which Members will participate in the Company's "general account" on the basis of the number of units of the Company they hold relative to the total number of Company units outstanding. Upon completion of the Company's transition to the new tax treatment, Members will be issued Company units equal in value to their capital accounts immediately preceding the transition. Individual capital accounts will be replaced with a general Company account and, going forward, Members will refer to their unit balances when calculating the value of an investment in the Company. Each unit will have the same value (its "net asset value per unit") and variances in Members' Interests will be reflected in their varying numbers of units. The Company expects that Members will find this arrangement simpler and easier to understand than that currently in place. Enclosed is: (i) a form of the Company's Amended and Restated Limited Liability Company Agreement (Exhibit A); and (ii) a form of supplement to the Fund's prospectus (the "Prospectus Supplement") (Exhibit B), both of which reflect these changes. The Prospectus Supplement also describes certain other consequences and risks associated with the new tax treatment.

          Because the new tax treatment will require the Company to make certain annual distributions to Members, the Company also expects to establish a program for the automatic reinvestment of these distributions in the Company. Under the program, when a Member's distribution is reinvested, additional Company units will be issued to that Member in an amount equal in value to the distribution. Unless you inform the Company otherwise, you will be enrolled automatically in the reinvestment program. Should you wish to opt out of the program, please contact UMB Fund Services, the Fund's sub-transfer agent at 1-888-266-2200 to complete the necessary instructions.

          Beginning with the tax year ending December 31, 2009, the Company expects that you will receive reports from the Company on Form 1099 only. However, depending on when the transition to the new tax treatment is completed, there is a chance you may receive reports from the Company on both Form 1099 and Schedule K-1 for your tax year ending December 31, 2009. Thereafter, only Form 1099s will be used. In our view, the election of the Company to be taxed as a corporation and its qualification as a "regulated investment company" should not be a taxable event to Members. The Company's investment adviser, at its expense, anticipates obtaining for the benefit of the Company an opinion of counsel, based on, among other things, certain representations of the Company's investment adviser, substantially to that effect. Nevertheless, there is no assurance that the Internal Revenue Service will agree with such a position, in which case it may treat the transaction as a taxable event to Members. Members should consult their tax advisers regarding the specific tax consequences associated with this change.

          The Company's repurchase of Interests will have the effect of decreasing the net assets of the Company and increasing the proportionate interest in the Company of Members who do not tender their Interest. A reduction in the net assets of the Company could limit the Company's access to certain investment opportunities, cause the Company to sell assets (I.E., interests in underlying portfolio funds) it would not have sold otherwise, or result in Members who do not tender their Interest bearing higher costs to the extent that certain expenses borne by the Company are relatively fixed and may not decrease if assets decline. The effects of decreased Company size and increased proportionate Interests of Members who do not tender may be reduced or eliminated to the extent that additional subscriptions for Interests are made from time to time.

          The Company does not expect Members' participation in this Offer to substantially exceed their rate of participation in prior repurchase offers. Substantially increased participation would, however, increase the reduction in the Company's net assets resulting from the Offer. As described in Section 7 of the Notice of Offer to Purchase mailed to Members on September 29, 2008, the Company reserves the right, at any time and from time to time up to and including acceptance of tenders pursuant to the Offer, to cancel the Offer, amend the Offer and postpone the acceptance of tenders made pursuant to the Offer.


Sincerely,

Old Mutual Emerging Managers Fund, L.L.C.

Enclosures

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